Filed by JX Holdings, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: TonenGeneral Sekiyu K.K. (File Number: 132-02800)
Dated November 8, 2016

November 8, 2016

Company name:	JX Holdings, Inc.
Representative:	Yukio Uchida Representative Director, President
Stock code:	5020; first section of Tokyo Stock Exchange and Nagoya Stock Exchange
Contact:	Investor Relations Group Finance & Investor Relations Department
Phone number:	+81-3-6257-7075

Company name:	TonenGeneral Sekiyu K.K.
Representative:	Jun Mutoh Representative Director, President
Stock code:	5012; first section of Tokyo Stock Exchange
Contact:	Public Relations & CSR EMG Marketing Godo Kaisha
Phone number:	+81-3-6713-4400

Notice Regarding Appointment of Directors and Corporate Auditors of the Integrated Holding
Company and the Integrated Energy Company and Other Matters

JX Holdings, Inc. (“JXHD”) and TonenGeneral Sekiyu K.K. (“TonenGeneral”) entered into the Business Integration Agreement and other agreements on August 31, 2016 and have proceeded with the preparation diligently for the business integration to be consummate on April 1, 2017 (the “Business Integration Date”).

The two companies have determined the appointment of the directors and corporate auditors of “JXTG Holdings, Inc.” as the Integrated Holding Company and “JXTG Nippon Oil & Energy Corporation” as the Integrated Energy Company as of the Business Integration Date.  Accordingly, JXHD determined at its board of directors meeting held today to submit a proposal of appointment of additional directors and corporate auditors to its extraordinary general meeting of shareholders, and determined the appointment of the directors and corporate auditors of JX Nippon Oil & Energy Corporation (“JXE”; Head office: 1-1-2 Otemachi, Chiyoda-ku, Tokyo; Representative Director and President: Tsutomu Sugimori) (as described under 1. below).

Furthermore, pursuant to the provisions of the Business Integration Agreement, upon resolution adopted at the board of directors meeting of JXHD held today, JXHD and JXE entered into the Absorption-type Company Split Agreement (as described under 2. below) and it is determined to submit a proposal of changes to the Articles of Incorporation to the extraordinary general meeting of shareholders of JXHD in order to change JXHD’s corporate name to “JXTG Holdings, Inc.” (as described under 3. below).  The two companies hereby give notice regarding those matters as described below.

In addition, with respect to “Notice Regarding Execution of Business Integration Agreement and Other Agreements between JX Holdings, Inc., and TonenGeneral Sekiyu K.K.” issued on August 31, 2016, there are changes to descriptions under “5.  Status after the Business Integration (Overview of the Integrated Holding Company and Integrated Energy Company)” (as described under 4. below).

1.
Appointment of the directors and corporate auditors of JXHD (the corporate name will be changed to JXTG Holdings, Inc. as of the Business Integration Date) and JXE (the corporate name will be changed to JXTG Nippon Oil & Energy Corporation as of the Business Integration Date)

(1)	Candidates for additional directors of JXHD
Date	Name	Current Titles	New Titles
April 1, 2017	Jun Mutoh	Representative Director and President of TonenGeneral Sekiyu K.K.	Representative Director and Executive Vice President of JXTG Holdings, Inc.
April 1, 2017	Yasushi Onoda	Senior Managing Director of TonenGeneral Sekiyu K.K.	Director and Senior Vice President of JXTG Holdings, Inc.
April 1, 2017	Takashi Hirose	Representative Director and Vice President of TonenGeneral Sekiyu K.K. and President of EMG Marketing Godo Kaisha	Director (Part-time) of JXTG Holdings, Inc. (Representative Director and Executive Vice President of JXTG Nippon Oil & Energy Corporation)
April 1, 2017	Yoshiiku Miyata	Outside Director of TonenGeneral Sekiyu K.K. and Representative Director, Senior Managing Director and Member of the Board of Panasonic Corporation	Outside Director of JXTG Holdings, Inc.

(2)	Candidates for additional corporate auditors of JXHD
Date	Name	Current Titles	New Titles
April 1, 2017	Yoji Kuwano	Corporate Auditor of TonenGeneral Sekiyu K.K.	Full-time Corporate Auditor of JXTG Holdings, Inc.
April 1, 2017	Nobuko Takahashi	Outside Corporate Auditor of TonenGeneral Sekiyu K.K. and freelance life and economy journalist	Outside Corporate Auditor of JXTG Holdings, Inc.

(3)	Appointment of the directors of JXE
(i)	Directors to be newly appointed
Date	Name	Current Titles	New Titles
April 1, 2017	Takashi Hirose	Representative Director and Vice President of TonenGeneral Sekiyu K.K. and President of EMG Marketing Godo Kaisha	Representative Director and Executive Vice President of JXTG Nippon Oil & Energy Corporation
April 1, 2017	Satoshi Arishige	Representative Director and President of JX Nippon Real Estate Corporation	Director and Executive Vice President of JXTG Nippon Oil & Energy Corporation
April 1, 2017	Tomohide Miyata	Senior Managing Director of TonenGeneral Sekiyu K.K.	Director and Senior Vice President of JXTG Nippon Oil & Energy Corporation
April 1, 2017	Yuji Saita	Managing Director of TonenGeneral Sekiyu K.K.	Director and Senior Vice President of JXTG Nippon Oil & Energy Corporation
April 1, 2017	Yoshikazu Yokoi	Managing Director of TonenGeneral Sekiyu K.K.	Director and Senior Vice President of JXTG Nippon Oil & Energy Corporation
April 1, 2017	Hiroyuki Yokota	Director of TonenGeneral Sekiyu K.K., President of Tonen Chemical Corporation and Chairman of the Board of NUC Corporation	Director and Senior Vice President of JXTG Nippon Oil & Energy Corporation
April 1, 2017	Yasuhiko Oshida	Director of TonenGeneral Sekiyu K.K.	Director and Senior Vice President of JXTG Nippon Oil & Energy Corporation
April 1, 2017	Hitoshi Kato	Senior Vice President of JX Nippon Oil & Energy Corporation responsible for Business Development Department, South East Asia and Business Promotion Office for Petrolimex Project	Director and Senior Vice President of JXTG Nippon Oil & Energy Corporation
April 1, 2017	Junichi Iwase	Executive Officer and General Manager of Refining Department of JX Nippon Oil & Energy Corporation	Director and Senior Vice President of JXTG Nippon Oil & Energy Corporation
April 1, 2017	Toshiya Nakahara	Executive Officer and General Manager of Corporate Planning & Management Department of JX Nippon Oil & Energy Corporation	Director and Senior Vice President of JXTG Nippon Oil & Energy Corporation

(ii)	Directors to be promoted
Date	Name	Current Titles	New Titles
April 1, 2017	Takashi Noro	Director and Senior Vice President of JX Nippon Oil & Energy Corporation responsible for Refining Department, Engineering Department and Technical & Engineering Service Department	Director and Executive Vice President of JXTG Nippon Oil & Energy Corporation

(iii)	Directors to retire
Date	Name	Current Titles	Positions after the retirement
March 31, 2017	Takeshi Kurosaki	Director and Executive Vice President of JX Nippon Oil & Energy Corporation (Director (Part-time) of JX Holdings, Inc.)	Executive Consultatnt of JXTG Nippon Oil & Energy Corporation (Director (Part-time) of JXTG Holdings, Inc.)
March 31, 2017	Hiroya Nishijima	Director and Executive Vice President of JX Nippon Oil & Energy Corporation	Executive Consultant (Full-time) of JXTG Nippon Oil & Energy Corporation
March 31, 2017	Hiroshi Hosoi	Director and Senior Vice President of JX Nippon Oil & Energy Corporation responsible for Crude Oil Trading & Shipping Department, Supply Planning & Optimization Department and Distribution Department	Executive Consultant (Full-time) of JXTG Nippon Oil & Energy Corporation
March 31, 2017	Seisuke Iwai	Director and Senior Vice President of JX Nippon Oil & Energy Corporation responsible for Secretariat, Corporate Planning & Management Department, Controller Department and Human Resources Department	Executive Consultant (Full-time) of JXTG Nippon Oil & Energy Corporation

(4)	Appointment of the corporate auditors of JXE
(i)	Corporate auditors to be newly appointed
Date	Name	Current Titles	New Titles
April 1, 2017	Shinkichi Zoshima	Executive Financial Advisor of EMG Marketing Godo Kaisha	Corporate Auditor (Full-time) of JXTG Nippon Oil & Energy Corporation

(ii)	Corporate auditors to retire
Date	Name	Current Titles	New Titles
March 31, 2017	Tadashi Ohmura	Corporate Auditor (Part-time) of JX Nippon Oil & Energy Corporation (Full-Time Corporate Auditor of JX Holdings, Inc.)	(Full-Time Corporate Auditor of JXTG Holdings, Inc.)

(Reference) Structure of the directors and corporate auditors of the Integrated Holding Company and the Integrated Energy Company as of the Business Integration Date

JXHD and TonenGeneral determined the structure of the directors and corporate auditors of the Integrated Holding Company and the Integrated Energy Company as of the Business Integration Date as below.

Structure of officers of the Integrated Holding Company and the Integrated Energy Company will become effective formally upon resolutions adopted at the extraordinary general meetings of shareholders of JXHD and JXE to be held on December 21, 2016, respectively, and of the board of directors meetings of the Integrated Holding Company and the Integrated Energy Company to be held on the Business Integration Date, respectively.

(1)	Directors and corporate auditors of the Integrated Holding Company (JXTG Holdings, Inc.) (as of April 1, 2017)
Title	Name	Current Titles
Representative Director and Chairman of the Board	Yasushi Kimura	Representative Director and Chairman of the Board of JX Holdings, Inc.
Representative Director and President	Yukio Uchida	Representative Director and President of JX Holdings, Inc.
Representative Director and Executive Vice President	Jun Mutoh	Representative Director and President of TonenGeneral Sekiyu K.K.
Director and Executive Vice President	Junichi Kawada	Director and Executive Vice President of JX Holdings, Inc.
Director and Senior Vice President	Yasushi Onoda	Senior Managing Director of TonenGeneral Sekiyu K.K.
Director and Senior Vice President	Hiroji Adachi	Director and Senior Vice President of JX Holdings, Inc.
Director and Senior Vice President	Kunimitsu Oba	Director and Senior Vice President of JX Holdings, Inc.
Director and Executive Officer	Katsuyuki Ota	Director and Executive Officer of JX Holdings, Inc.
Director (Part-time)	Tsutomu Sugimori	Director (Part-time) of JX Holdings, Inc. and Representative Director and President of JX Nippon Oil & Energy Corporation
Director (Part-time)	Takashi Hirose	Representative Director and Vice President of TonenGeneral Sekiyu K.K. and President of EMG Marketing Godo Kaisha
Director (Part-time)	Takeshi Kurosaki	Director (Part-time) of JX Holdings, Inc. and Director and Executive Vice President of JX Nippon Oil & Energy Corporation
Director (Part-time)	Shunsaku Miyake	Director (Part-time) of JX Holdings, Inc. and Representative Director and President and of JX Nippon Oil & Gas Exploration Corporation
Director (Part-time)	Shigeru Oi	Director (Part-time) of JX Holdings, Inc. and President and Representative Director of JX Nippon Mining & Metals Corporation
Outside Director (Independent Director)	Hiroshi Komiyama	Outside Director of JX Holdings, Inc.
Outside Director (Independent Director)	Hiroko Ota	Outside Director of JX Holdings, Inc.
Outside Director (Independent Director)	Mutsutake Otsuka	Outside Director of JX Holdings, Inc.
Outside Director (Independent Director)	Seiichi Kondo	Outside Director of JX Holdings, Inc.
Outside Director (Independent Director)	Yoshiiku Miyata	Outside Director of TonenGeneral Sekiyu K.K.
Full-time Corporate Auditor	Tadashi Ohmura	Full-Time Corporate Auditor of JX Holdings, Inc.
Full-time Corporate Auditor	Takashi Setogawa	Full-Time Corporate Auditor of JX Holdings, Inc.
Full-time Corporate Auditor	Yoji Kuwano	Corporate Auditor of TonenGeneral Sekiyu K.K.
Outside Corporate Auditor (Independent Corporate Auditor)	Toshinori Kanemoto	Outside Corporate Auditor of JX Holdings, Inc.
Outside Corporate Auditor (Independent Corporate Auditor)	Naomi Ushio	Outside Corporate Auditor of JX Holdings, Inc.
Outside Corporate Auditor (Independent Corporate Auditor)	Nobuko Takahashi	Outside Corporate Auditor of TonenGeneral Sekiyu K.K.
Outside Corporate Auditor (Independent Corporate Auditor)	Seiichiro Nishioka	Outside Corporate Auditor of JX Holdings, Inc.

(2)	Directors and corporate auditors of the Integrated Energy Company (JXTG Nippon Oil & Energy Corporation) (as of April 1, 2017)
Title	Name	Current Titles
Representative Director and President	Tsutomu Sugimori	Representative Director and President of JX Nippon Oil & Energy Corporation Director (Part-time) of JX Holdings, Inc.
Representative Director and Executive Vice President	Takashi Hirose	Representative Director and Vice President of TonenGeneral Sekiyu K.K. President of EMG Marketing Godo Kaisha
Director and Executive Vice President	Takashi Noro	Director and Senior Vice President of JX Nippon Oil & Energy Corporation
Director and Executive Vice President	Satoshi Arishige	Representative Director and President of JX Nippon Real Estate Corporation
Director and Senior Vice President	Tomohide Miyata	Senior Managing Director of TonenGeneral Sekiyu K.K.
Director and Senior Vice President	Hiroyuki Sato	Director and Senior Vice President of JX Nippon Oil & Energy Corporation
Director and Senior Vice President	Kiyoshi Hanaya	Director and Senior Vice President of JX Nippon Oil & Energy Corporation
Director and Senior Vice President	Susumu Hara	Director and Senior Vice President of JX Nippon Oil & Energy Corporation
Director and Senior Vice President	Yuji Saita	Managing Director of TonenGeneral Sekiyu K.K.
Director and Senior Vice President	Yoshikazu Yokoi	Managing Director of TonenGeneral Sekiyu K.K.
Director and Senior Vice President	Jinichi Igarashi	Director and Senior Vice President of JX Nippon Oil & Energy Corporation
Director and Senior Vice President	Satoshi Taguchi	Director and Senior Vice President of JX Nippon Oil & Energy Corporation
Director and Senior Vice President	Yutaka Kuwahara	Director and Senior Vice President of JX Nippon Oil & Energy Corporation
Director and Senior Vice President	Hiroyuki Yokota	Director of TonenGeneral Sekiyu K.K., President of Tonen Chemical Corporation and Chairman of the Board of NUC Corporation
Director and Senior Vice President	Yasuhiko Oshida	Director of TonenGeneral Sekiyu K.K.
Director and Senior Vice President	Hitoshi Kato	Senior Vice President of JX Nippon Oil & Energy Corporation
Director and Senior Vice President	Junichi Iwase	Executive Officer of JX Nippon Oil & Energy Corporation
Director and Senior Vice President	Toshiya Nakahara	Executive Officer of JX Nippon Oil & Energy Corporation
Full-time Corporate Auditor	Nagayasu Matsuzawa	Full-time Corporate Auditor of JX Nippon Oil & Energy Corporation
Full-time Corporate Auditor	Hirokazu Matsuo	Full-time Corporate Auditor of JX Nippon Oil & Energy Corporation
Full-time Corporate Auditor	Shinichiro Nakano	Full-time Corporate Auditor of JX Nippon Oil & Energy Corporation
Full-time Corporate Auditor	Shinkichi Zoshima	Executive Financial Advisor of EMG Marketing Godo Kaisha
Corporate Auditor (Part-time)	Takashi Setogawa	Corporate Auditor (Part-time) of JX Nippon Oil & Energy Corporation and Full-Time Corporate Auditor of JX Holdings, Inc.

2.	Execution of the Absorption-type Company Split Agreement

It was resolved at the board of directors meeting of JXHD held today that, subject to the effectiveness of the share exchange (Note 1), and the absorption-type merger (Note 2), an absorption-type company split (the “Absorption-type Company Split”) would be consummated, in which JXHD would become the successor company and JXE would become the splitting company, so that on the Business Integration Date JXHD could succeed to some of the rights and obligations of TonenGeneral and others (listed stocks, loans, bonds, debts and others) that JXE has succeeded through the absorption-type merger on the same day, and JXHD and JXE entered into the Absorption-type Company Split Agreement as below.

The Absorption-type Company Split is a simplified absorption-type company split, in which a wholly-owned subsidiary becomes the splitting company, and therefore, some items for disclosure and contents thereof have been omitted.

(Note 1)	The share exchange will be consummated on the Business Integration Date, through which JXHD becomes the wholly-owning parent company and TonenGeneral becomes the wholly-owned subsidiary.
(Note 2)
Subject to the effectiveness of the share exchange, the absorption-type merger will be consummated on the Business Integration Date, in which JXE is the surviving company and TonenGeneral is the absorbed company.

(1)	Purpose of the Absorption-type Company Split

JXHD will succeed to rights and obligations relating to management and controlling business that the Integrated Holding Company should perform, such as some of the rights and obligations of TonenGeneral (listed stocks, loans, bonds, debts and others) that JXE has succeeded from TonenGeneral through the absorption-type merger.

(2)	Outline of the Absorption-type Company Split
(i)	Schedule of the Absorption-type Company Split
Resolution of the board of directors to approve the Absorption-type Company Split	JXHD: November 8, 2016 JXE: November 2, 2016
Execution of the Absorption-type Company Split Agreement	November 8, 2016
Scheduled date of the Absorption-type Company Split (effective date)	April 1, 2017
(Note )
Each of JXHD and JXE will consummate the Absorption-type Company Split without approval of their respective general meetings of shareholders since it meets the requirements for the simplified absorption-type company split prescribed in Article 796, paragraph (2) of the Companies Act (in the case of JXHD) and the short form absorption-type company split prescribed in Article 784, paragraph (1) of the Companies Act (in the case of JXE).

(ii)	Method of the Absorption-type Company Split
It is an absorption-type company split in which JXHD is the successor company and JXE is the splitting company.
(iii)	Details of allotment of shares in relation to the Absorption-type Company Split
The Absorption-type Company Split will be consummated between a wholly-owning parent company and a wholly-owned subsidiary, and therefore, no consideration will be delivered, such as share allotment, in connection with the Absorption-type Company Split.

(iv)	Handling of stock option and convertible bonds associated with the Absorption-type Company Split
There is no applicable matter.
(v)	Paid-in capital to be increased through the Absorption-type Company Split
There will be no increase in the paid-in capital of JXHD through the Absorption-type Company Split.
(vi)	Rights and obligations to be succeeded by the successor company
On the Business Integration Date, JXHD will succeed to some of the rights and obligations of TonenGeneral and others (listed stocks, loans, bonds, debts and others) that JXE has succeeded through the Absorption-type Company Split.
(vii)	Prospect of performance of obligations
It is determined that there is no problem in the certainty of performance of obligations that are to be assumed by JXHD as a successor company in the Absorption-type Company Split.

(3)	Overview of the companies involved in the Absorption-type Company Split (as of March 31, 2016)
(i)	Company name	JX Holdings, Inc. (successor company)	JX Nippon Oil & Energy Corporation (splitting company)
(ii)	Head office	1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo	1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo
(iii)	Name and title of representative	Yukio Uchida Representative Director, President	Tsutomu Sugimori Representative Director, President
(iv)	Main business	Managing and controlling subsidiaries and affiliates, engaging in oil and energy business, oil and gas exploration business and metal business and business associated therewith	Manufacturing, processing and sales of petroleum products (gasoline, kerosene and lubricant) and petrochemical products, import and sales of the gas and coal, and supply of electricity, etc.
(v)	Paid-in capital	100,000 million yen	139,437 million yen (Note)
(vi)	Date established	April 1, 2010	May 10, 1888
(vii)	Number of issued shares	2,495,485,929 shares	1,876,308,343 shares
(viii)	Fiscal year-end	March 31	March 31
(ix)	Major shareholders and shareholding ratio	Japan Trustee Services Bank, Ltd. (trust account)	5.78%	JX Holdings, Inc.	100.00%
The Master Trust Bank of Japan, Ltd. (trust account)	5.24%
Mizuho Bank, Ltd.	3.05%
Sumitomo Mitsui Banking Corporation	2.62%
Mitsubishi Corporation	1.95%
(Note)	JX Nippon Oil & Energy Corporation will reduce the paid-in capital from 139,437 million yen to 30,000 million yen on March 1, 2017 (see 4. below).
(x)	Financial and operating results for the preceding business year (ended March 2016)
JXHD (non-consolidated)	JXE (non-consolidated)
Net assets	1,288,571 million yen	629,644 million yen
Total assets	3,198,347 million yen	2,889,020 million yen
Net assets per share	517.55 yen	335.58 yen
Sales	65,190 million yen	6,369,501 million yen
Operating income (loss)	55,575 million yen	(139,347 million yen)
Ordinary income (loss)	58,041 million yen	(95,557 million yen)
Net income (loss)	79,920 million yen	(71,060 million yen)
Net income (loss) per share	32.10 yen	(37.87 yen)

(4)	Overview of the department to be succeeded

(i)	Main business of the department to be succeeded

Management and controlling business

(ii)	Operating results of department to be succeeded

There is no sales in connection with the department to be succeeded

(iii) Items and amounts of assets and liabilities to be succeeded (expected for March 31, 2017)
Item	Book value
Assets	194,000 million yen
Liabilities	194,000 million yen

(5)	Status of the listed company after the Absorption-type Company Split
(i) Company name	JXTG Holdings, Inc.
(ii) Head office	1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo
(iii) Name and title of representative	Yukio Uchida, Representative Director, President
(iv) Main business	Managing and controlling subsidiaries and affiliates, engaging in oil and energy business, oil and gas exploration business and metal business and business associated therewith
(v) Paid-in capital	100,000 million yen
(vi) Fiscal year-end	March 31

(6)	Future outlook

Since the Absorption-type Company Split is a simplified absorption-type company split between a wholly-owning parent company and a wholly-owned subsidiary, the transactions’ impact on the consolidated results will be minor.

3.	Amendment to the Articles of Incorporation

(1)	Purpose of the amendments to the Articles of Incorporation

Under the Business Integration Agreement, JXHD and TonenGeneral agreed to change JXHD’s corporate name to “JXTG Holdings, Inc.” after the business integration, and in order to change the corporate name, JXHD intends to amend its Articles of Incorporation.

(2)	Details of the amendments

Proposed amendments are as below.
(Amendments are underlined.)
Current Articles of Incorporation	Proposed Amendments
(CORPORATE NAME) ARTICLE 1 – The name of the Company shall be JX Holdings, Kabushiki Kaisha, and in English JX Holdings, Inc.	(CORPORATE NAME) ARTICLE 1 – The name of the Company shall be JXTG Holdings, Kabushiki Kaisha, and in English JXTG Holdings, Inc.

(3)	Schedule

December 21, 2016:	Holding of the Extraordinary General Meeting of Shareholders for the amendments to the Articles of Incorporation (JXHD)
April 1, 2017:	Effective date of the amendment to the Articles of Incorporation (scheduled)

4.	(Change) Partial changes to “Notice Regarding Execution of Business Integration Agreement and Other Agreements between JX Holdings, Inc., and TonenGeneral Sekiyu K.K.”

With respect to “Notice Regarding Execution of Business Integration Agreement and Other Agreements between JX Holdings, Inc., and TonenGeneral Sekiyu K.K.” issued on August 31, 2016, descriptions in “5. Status after the Business Integration (Overview of the Integrated Holding Company and Integrated Energy Company)” were partially changed.

(1)	Reasons for the changes

Today, JXHD and its wholly-owned subsidiary JXE resolved at their respective board of directors meetings that the paid-in capital of JXE would be reduced from 139,437 million yen to 30,000 million yen as of March 1, 2017.  In connection with it, the paid-in capital of the Integrated Energy Company on the date when the business integration will be consummated will be changed to 30,000 million yen.

(2)	Details of the changes

Changes are underlined.

5. Status after the Business Integration (Overview of the Integrated Holding Company and Integrated Energy Company)

(Before change)
Integrated Energy Company
Surviving company through the Absorption-type Merger (JXE)
<Omitted>	<Omitted>
(5) Paid-in capital	139,437 million yen
<Omitted>	<Omitted>

(After change)
Integrated Energy Company
Surviving company through the Absorption-type Merger (JXE)
<Omitted>	<Omitted>
(5) Paid-in capital	30,000 million yen (Note)
<Omitted>	<Omitted>
(Note)     JX Nippon Oil & Energy Corporation will reduce its paid-in capital from 139,437 million yen to 30,000 million yen as of March 1, 2017.

(Reference) Financial results of JXHD expected this fiscal year (released on November 8, 2016) and the previous year (million yen)

	Consolidated net sales	Consolidated operating income (loss)	Consolidated ordinary income (loss)	Net income (loss) attributable to the shareholders of the parent
Financial results expected this fiscal year (ending 03/2017)	8,000,000	190,000	230,000	100,000
Financial results of the previous year (ending 03/2016)	8,737,818	(62,234)	(8,608)	(278,510)

(Reference) Financial results of TonenGeneral expected this fiscal year (released on August 12, 2016) and the previous year (million yen)

	Consolidated net sales	Consolidated operating income (loss)	Consolidated ordinary income (loss)	Net income (loss) attributable to the shareholders of the parent
Financial results expected this fiscal year (ending 12/2016)	2,300,000	48,000	47,000	31,000
Financial results of the previous year (ending 12/2015)	2,627,850	2,017	(294)	51(Note)
Note: As for the Financial results of the previous year, the net income of this fiscal year is shown.
End

This communication includes “forward-looking statements” that reflect the plans and expectations of JX Holdings, Inc., and TonenGeneral Sekiyu K.K. in relation to, and the benefits resulting from, their business integration described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the companies (or the Integrated Group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The companies undertake no obligation to publicly update any forward-looking statements after the date of this communication. Investors are advised to consult any further disclosures by the companies (or the Integrated Group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission. The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)	changes in the market value of natural resources such as crude oil and exchange rates;
(3)	changes in interest rates on loans, bonds and other indebtedness of the companies, as well as changes in financial markets;
(4)	changes in the value of assets (including pension assets) such as securities;
(5)	changes in laws and regulations (including environmental regulations) relating to the companies’ business activities;
(6)	increases in tariffs, imposition of import controls and other developments in the companies’ main overseas markets;
(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(8)
the companies being unable to complete the business integration due to reasons such as the companies are not able to implement the necessary procedures including approval of the agreement with regard to the business integration by the shareholders’ meetings of the companies, and any other reasons;

(9)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and
(10)	inability or difficulty of realizing synergies or added value by the business integration by the Integrated Group.

JX Holdings, Inc., may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of TonenGeneral Sekiyu K.K. prior to the shareholders’ meeting at which such business combination (or integration) will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the shareholders’ meeting with respect to such business combination (or integration). Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact below.

JX Holdings, Inc.
1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo, 100-8161, Japan
Tatsuya Higurashi, Group Manager, Finance & Investor Relations Department
TEL +81-3-6257-7075  e-mail: ir-news@hd.jx-group.co.jp